

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2023

Paul Kim
Chief Financial Officer
Fulgent Genetics, Inc.
4399 Santa Anita Avenue
El Monte, California 91731

      Re: Fulgent Genetics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed February 28, 2023
           File No. 001-37894

Dear Paul Kim:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 54

1.   We note that the significant decline in COVID-19 testing revenues has significantly impacted your results of operations for fiscal year 2022. As these revenues are not anticipated to be a material part of your ongoing results of operations, please provide an analysis of the material factors that impact the revenues that are expected to be a material part of your results of operations going forward in comparison to the corresponding revenues for the prior period. Also provide a discussion and analysis of the material factors impacting the associated gross profit for these revenues to provide investors with a better understanding of your future expectations of your operating results with the remaining primary diagnostic testing revenues. When multiple factors are discussed, quantify the extent to which each factor impacted the related operating result line items. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2.   We note that you incur research and development expenses related to your diagnostics testing business and for your therapeutics development business. Please expand your discussion and analysis to quantify the costs for each of your research and development projects and to discuss the nature of the costs incurred for each project.

Critical Accounting Policies and Use of Estimates
Valuation of Goodwill and Intangible Assets, page 59

3.   We note that you recognized $143 million of goodwill and $64.6 million of IPR&D, an indefinite-lived intangible asset, as of December 31, 2022. Please provide a more comprehensive discussion and analysis of the critical estimates associated with assessing goodwill and the indefinite-lived intangible asset for impairment. In this regard, we note that the fourth quarter of fiscal year 2022 is the first time you recognized operating and net losses since the second quarter of fiscal year 2020 due to the significant decline in revenues from COVID-19 testing. Expanded disclosures are to provide investors with sufficient information to assess any material uncertainty regarding the realizability of goodwill and the indefinite-lived intangible asset, including but not limited to the following.
- The percentage by which the estimated fair value exceeds the carrying value of your reporting unit(s) or indefinite-lived intangible asset to the extent that the fair value does not substantially exceed the carrying value.
- The methodologies used to estimate the fair value of the reporting unit(s) and the indefinite-lived intangible asset for the most recent quantitative assessment, including the material judgements, assumptions and estimates made.
- A discussion of the degree of uncertainty associated with the key assumptions and estimates along with the potential impact reasonably possible changes in the key assumptions would have on your impairment analysis.
- A discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge.

Refer to Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Note 2. Summary of Significant Accounting Policies
Goodwill, page F-13

4.   Please expand your accounting policy to disclose the level at which you are testing goodwill for impairment (i.e., the identification of your reporting unit(s)). Also disclose when you perform your annual impairment test, the circumstances in which you would perform an interim impairment test, and the method(s) used to estimate the fair value of your reporting unit(s) to the extent that you prepare a quantitative assessment.

Reporting Segment and Geographic Information, page F-15

5.   We note your disclosure that you view your operations and manage your business in one

"reporting segment". We further note that you acquired Fulgent Pharma, a clinical-stage, therapeutics development company, which differs from your historical clinical diagnostic business. As such, please tell us your consideration of the guidance in ASC 280-10-50-1 through 50-5 for the identification of your operating segments and/or reportable segments.

Note 15. Business Combinations
Fulgent Pharma Holdings, Inc, page F-33

6. We note that you acquired Fulgent Pharma with one drug candidate for which IPR&D of $64.6 million was recognized compared to the purchase price of $68 million. Please address each of the following:
    - Provide us with your analysis of the guidance in ASC 805-10-55-5A through 55-5C, including the calculation of the screen test.
    - To the extent that you are able to demonstrate the screen test is not met, provide us with your analysis of Fulgent Pharma meeting the definition of a business based on the guidance in ASC 805-10-55.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services